Exhibit 4.2

TITAN PHARMACEUTICALS, INC.

NON-STATUTORY STOCK OPTION AGREEMENT

This OPTION AGREEMENT dated October 1, 2007 between Titan Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and Marc Rubin (the “Optionee”).

WHEREAS, pursuant to that certain offer of employment letter dated July 31, 2007 (the “Offer Letter”), the Company desires to grant to the Optionee the option provided for herein (this “Option”); and

WHEREAS, the Company has in place the Titan Pharmaceuticals, Inc. Amended and Restated 2002 Stock Incentive Plan (the “Plan”); and

WHEREAS, while the parties hereto acknowledge that this Option is not being granted pursuant to the Plan, they agree that the terms and conditions of the Plan, with the exception of Section 4(c) of the Plan, shall nevertheless govern this Option. Capitalized terms used herein and not defined have the same meanings as set forth in the Plan.

NOW, THEREFORE, it is agreed as follows:

ITEM 10 Grant of Option. The Company hereby grants to the Optionee on the date hereof the right and option to purchase (subject to adjustment pursuant to Section 13 of the Plan) an aggregate of one million five hundred thousand (1,500,000) of its shares of Common Stock (the “Shares”) at an exercise price of $2.40 per share.

ITEM 11 Option Period. This Option shall expire on the tenth anniversary of the date hereof, subject to earlier termination as provided in the Plan.

ITEM 12 Exercise of Option.

(A) Subject to Section 3(C) below, the Optionee may exercise this Option in whole or in part to the extent of 375,000 Shares on or after October 1, 2008 and the balance shall vest and become exercisable in equal monthly installments of 31,250 Shares commencing November 1, 2008 and the first day of each month thereafter.

(B) The Optionee may exercise this Option (to the extent then exercisable) by delivering to the Company a written notice duly signed by the Optionee in the form of Exhibit A hereto (the “Purchase Form”) stating the number of Shares that the Optionee has elected to purchase and accompanied by (i) payment (in cash or by certified check) of an amount equal to the full purchase price for the Shares to be purchased, or (ii) a direction by the Optionee to the Company to withhold a number of Shares otherwise deliverable to the Optionee upon the exercise of the Option with an aggregate Fair Market Value as of the date of exercise of the Option equal to the full purchase price for the Shares being purchased (plus the amount of any related withholding tax liability on the part of the Optionee in connection with such exercise). Within 3 days after receipt by the Company of such notice and payment, if applicable, the Company shall issue the Shares in the name of the Optionee and deliver the certificate therefor to the Optionee. No Shares shall be issued until full payment therefor has been made, and the Optionee shall have none of the rights of a shareholder in respect of such Shares until they are issued.

(C) The vesting of this Option is subject to acceleration pursuant to the provisions of Sections 1(b)(i) and (ii) of the Offer Letter, which are incorporated herein by reference.

ITEM 13 Termination. Nothing contained in this Agreement shall confer upon the Optionee any right to remain an employee of the Company. If the Optionee’s position with the Company is terminated for any reason, this Option shall be exercisable, subject to Section 2 hereof, only in accordance with Section 7 of the Plan.

ITEM 14 Non-Transferability of Option. This Option shall not be transferable other than by will or by the laws of descent and distribution, and may be exercised during the Optionee’s lifetime only by him.

ITEM 15 Tax Status. This Option is a non-statutory stock option i.e., one not intended to qualify as an incentive stock option within the meaning of Section 422A of the Code.

ITEM 16 Incorporation of Plan. The terms and conditions of the Plan, with the exception of Section 4(c) thereof, are hereby incorporated by reference. This Agreement, including the Plan incorporated by reference herein, is the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings. In the case of any conflict between the terms of this Agreement and the Plan, the provisions of this Agreement shall control.

ITEM 17 Purchase for Investment. As a condition to the exercise in whole or in part of this Option, each written notice of election shall include a representation by the Optionee that the Shares are being purchased for investment and not for distribution or resale, except as permitted by law.

ITEM 18 Notices. Any notice to be given by the Optionee hereunder shall be sent to the Company at its principal executive offices, and any notice from the Company to the Optionee shall be sent to the Optionee at his address set forth below; all such notices shall be in writing and shall be delivered in person or by registered or certified mail. Either party may change the address to which notices are to be sent by notice in writing given to the other in accordance with the terms hereof.

ITEM 19 S-8. The Company shall file a registration statement on Form S-8 covering the Shares issuable upon exercise of this Option and use commercially reasonable efforts to cause such registration statement to be declared effective by the Securities and Exchange Commission prior to the date this Option first becomes exercisable and thereafter to maintain the effectiveness of such registration statement on a continuous basis for as long as this Option remains exercisable. In connection with such registration, the Company shall cause the Shares issuable upon exercise of this Option to be listed on the trading market on which the Company’s shares of Common Stock are then listed as of the date such registration statement becomes effective.

ITEM 20 The Company represents and warrants that this Option has been approved by the Board of Directors of the Company or a committee of the Board of Directors of the Company that is comprised solely of two or more Non-Employee Directors (as defined in SEC Rule 16b-3).

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

TITAN PHARMACEUTICALS, INC.

By	/s/ Louis R. Bucalo
Louis R. Bucalo, M.D., Chairman

/s/ Marc Rubin
Marc Rubin, Optionee

Exhibit A

PURCHASE FORM

(To be signed and delivered to

Titan Pharmaceuticals, Inc. upon

exercise of the Option)

The undersigned, the holder of the foregoing Option, hereby irrevocably elects to exercise the Option for the purchase of ____ shares of Common Stock of Titan Pharmaceuticals, Inc. (“Shares”) and requests that the Certificates for the Shares be issued in the name(s) of, and delivered to______ whose address(es) is/are _________________; and herewith either

☐	makes payment of $_____ ($__ per share) therefor, plus $____ ($ per share) for withholding tax, if any, required in connection with the exercise of the Option or

☐	elects to exercise the Option and make payment of the related withholding tax on a cashless basis as provided in the Option.

The undersigned represents that the Shares are being purchased for investment and not for distribution or resale, except as permitted by law.

Signature

Dated: ___________